LIVE CALL INFORMATION	REPLAY INFORMATION
Thursday, February 19, 2009 7AM Taiwan Wednesday, February 18, 2009 6PM NYC CEO / CFO Number: 1-201-689-8561 Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through 1:00 pm on Thursday, February 26, 2009 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 309790

Operator Intro: Welcome to Himax Technologies’ fourth quarter and full year 2008 financial results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through 1:00 pm on Thursday, February 26, 2009 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 309790.  The replay will also be accessible at www.himax.com.tw.

Ashleigh Barreto

Thank you, operator. Welcome everyone to Himax’s fourth quarter 2008 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments, we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7026.  Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on dated June 20, 2008, as amended.

The financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Ashleigh and thank you everyone for joining us on today’s call.

To start, I would like to make a few general comments. The fourth quarter 2008 was a challenging quarter for Himax where we saw a sudden, unprecedented, and unexpected major contraction in customer demand, particularly during the last two months of the quarter. We therefore adjusted our guidance downward on December 5th, the first such revision in our history. Today, we are reporting that our fourth quarter revenue, gross margin and EPS all came in within our revised guidance.

Turning to our fourth quarter 2008 financial results, I will start with brief highlights of Himax’s overall performance during the quarter, followed by a summary of full-year 2008 financial results.  Then I will provide our outlook for the first quarter of 2009. Max Chan, our CFO, will give you further details on our financial performance.

Our fourth quarter revenues totaled $124.3 million, a 53.5% decline year-over-year and a 46.0% decline sequentially. The decline was mainly due to dramatic reduction in customers’ fab utilizations as the orders from their customers disappeared in a record fashion.

Revenues from large panel display drivers were $90.6 million, down 58.0% from the same period last year and down 45.6% sequentially. Large panel drivers accounted for 72.9% of our total revenues in the fourth quarter, similar to the 72.4% in the previous quarter.

Revenues from small- and medium-sized applications were $27.9 million, down 37.2% from the same period last year and down 42.2% sequentially. Small- and medium-sized applications accounted for 22.5% of our total revenues in the fourth quarter as compared to 21.0% in the third quarter.

Revenues from the non-driver businesses were $5.8 million, down 16.2% year-over-year and down 61.9% sequentially. The non-driver businesses accounted for 4.6% of our total revenues as compared to 6.6% in the previous quarter.

In summary, we experienced unforeseen cancellation of orders, particularly during November and December, as our customers, facing dramatically weakening consumer spending, rushed to cut down fab utilization and reduce inventory levels. All these negatively impacted both our driver and non-driver businesses.

Notwithstanding the unprecedented demand reduction, we remained the largest display driver supplier in Taiwan during the last quarter and are confident that we will continue this leading position through the current quarter.

Our fourth quarter gross margin was 21.0%, down 370 basis points year-over-year, and down 350 basis points sequentially. The significant decline in gross margin was mainly due to higher pricing pressure throughout the TFT LCD supply chain.

Our fourth quarter GAAP net income was $4.0 million and EPS was $0.02, down from $46.0 million and $0.23 the same period last year and down from $17.7 million and $0.09 in the previous quarter.

Now if I may recap on our performance for the whole of year 2008. In spite of the dramatically deteriorated market condition in the second half, 2008 is still a notable year for Himax. Although the total revenues were $832.8 million, down 9.3% from last year, we became Taiwan’s second largest fabless IC design house in terms of sales.  We achieved this in just seven years since we started the company in June 2001 with a team of less than 20.

In terms of product mix, display drivers for small- and medium-sized applications accounted for 16.7% of our total 2008 revenues, an increase from 15.5% in 2007. Our non-driver revenues achieved an annual growth of 78.0% and accounted for 5.1% of our total 2008 revenues, as compared to 2.6% in the previous year. We believe Himax is on the right track toward having a more diversified product portfolio and customer base with non-driver products accounting for a more significant portion of our total sales. As I will elaborate further, we are fully committed to accelerate this very important long term trend for Himax. The challenging overall market environment in 2009 actually represents a phenomenal opportunity for us to achieve this critical goal sooner rather than later.

Gross margin for the full year 2008 was 24.5%, up from 22.0% in the previous year. The increase was a result of improved product mix, design capability, and supply chain management, on top of the more positive overall market environment in the early half of the year.

GAAP EPS for the full year 2008 was $0.49, down from $0.57 in the previous year.  The decline was primarily due to a smaller revenue base caused by the declining market condition at the end of the year. Furthermore, operating expenses for the year were $119.1 million, 21.3% higher than those of last year as we continued to invest in non-driver product areas. Nevertheless, the fourth quarter expenses were substantially lower than those of the previous quarter, on both GAAP and non-GAAP basis. This is because we embarked on a series of cost reduction measures starting October, in response to the bearish global economic outlook. Max, our CFO, will elaborate in more details.

Backed by our strong balance sheet, we are committed to continuing our investments in our non-driver businesses and aim to achieve a sustainable long-term growth and leading market position in those areas. Notwithstanding the poor economic conditions and a disappointing fourth quarter, we see encouraging signs in our non-driver businesses going forward.

Recently, we launched our LCOS pico-projector solution with USB interface, a mainstream connecting interface used among a number of electronic devices, specifically in laptop and netbook computers. There are a fast increasing number of customers designing pico projector products with our LCOS solutions, a vast majority of which are expected to launch in the upcoming quarters. Furthermore, we have been working with some of the world's leading baseband solution providers and successfully have our LCOS microdisplays and their baseband platforms connected to each other. Our goal is to provide an easy engineering reference for our customers' product design - a critical step toward expediting the adoption of our LCOS pico projector solutions by cell phone applications for both accessory and embedded types. We expect further co-developments with baseband chip vendors would accelerate the adoption of our LCOS solution in mobile devices.

In order to meet customers’ demand for higher quality, lower cost, and faster time-to-market, we established an in-house color filter facility and moved in the equipments during the fourth quarter. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplay. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. The total capital expenditure for the color filter facility, including equipments and clean room, is around $10.0 million, of which roughly $6.6 million has been paid in the fourth quarter 2008.

As recently announced, we shipped display drivers with Content Adaptive Brightness Control (CABC), a power-saving technology, to the world's top-tier handset brands, and further integrated CABC technology into timing controllers for laptop and netbook applications. In a recent test by a world-class laptop brand customer, our CABC-embedded timing controller in a 14" laptop with a DVD running extends battery life by up to 30 minutes. CABC is a sought-after feature for power-conscious mobile device makers and end-users. We expect this technology to be broadly adopted in various mobile applications in the quarters to come.

Looking into 2009, in spite of the challenging macro environment, our long-term strategy of being the world’s leading semiconductor solution provider for flat panel displays remains intact. Display drivers will continue to be our major business in 2009 where our goal is to remain the global market share leader, although the overall market prospects remain uncertain.  Meanwhile, 2009 will be a year when we will endeavor to substantially expand the non-driver businesses including timing controller, power management IC, TV chipset and LCOS pico projectors. By doing so, we will be able to further diversify our product mix and customer base. We are confident that our non-driver businesses will further grow in both dollar terms and as a percentage of total sales in 2009.

Before providing our first quarter 2009 guidance, I would like to share with you some recent observations. While demand visibility remains limited and severe challenges are still ahead, we do see an increase in rush orders. These short-term business opportunities represent challenges for our in-time delivery. We are pleased to report that, so far, we have been able to fulfill such rush orders, allowing our customers to capture those sales opportunities under extremely short notice. Driver IC is typically the item requiring the longest lead-time to manufacture among all parts and components for LCD display. Therefore the availability of driver IC often dictates whether a customer is able to take short-notice orders. We are pleased that we have, once again, proven to be a valuable vendor for our customers thanks to our long standing partnership relationships with them and with our key strategic suppliers.

The fluctuation in our monthly revenues during the past and the current quarter has been unprecedented.  While the demand for our products plummeted in November and December of last year, we saw double-digit sequential growth in our January sales and expect this momentum to continue throughout February and March.

In summary, for the first quarter 2009, we expect revenues, gross margin and GAAP EPS to remain at a similar level as the previous quarter.

Now let me turn over to Max Chan, our CFO, for further details on our quarterly financials.

Mr. Max Chan

Thank you, Jordan.

I will now provide certain financial details which were not covered in Jordan’s presentation.

Our non-GAAP gross margin for the fourth quarter was 21.0%, down from 24.7% a year ago and down from 24.6% a quarter ago. Non-GAAP operating income was $6.5 million, down from $44.4 million in the same period last year and down from $30.6 million in the previous quarter. Non-GAAP net income was $6.7 million, down from $48.0 million in the same period last year, and down from $32.5 million in the previous quarter. Non-GAAP EPS was $0.03, down from $0.24 in the same period last year and down from $0.17 in the previous quarter. Share-based compensation and acquisition-related charges for the quarter were $2.3 million and $0.4 million, respectively.

As Jordan pointed out, we adopted timely measures to rationalize our operations and reduce our expenses. These measures have started to take effect in the fourth quarter.

Our fourth quarter GAAP operating expenses were $22.5 million, down 45.5% from $41.3 million a quarter ago. The reduction was primarily a result of the lower amortization charges in the fourth quarter in relation to our RSU grants. Excluding share-based compensations and acquisition-related charges, our non-GAAP operating expenses were $19.6 million, still down 24.8% from $26.1 million in the previous quarter, primarily due to a series of rationalization measures covering literally all aspects of our operations.

We have been prudent in managing our inventory amid the industry down-turn.  We were able to lower the inventory level while meeting customers’ rush demands, thanks to our more-frequent-than-usual dialogues with both our panel customers and key strategic vendors.  Inventory at the end of the fourth quarter was $96.9 million, down 16.8% from the $116.6 million a year ago, and down 16.0% from the $115.4 million a quarter ago. Throughout the whole of 2008, we have always taken a consistent approach in reviewing and valuing our inventory, providing write downs each quarter, in an effort to have the carrying value of our inventory appropriately reflect the market conditions of the time.

We recognized a net foreign currency exchange loss of about $0.6 million in the fourth quarter, primarily due to the recent NT dollar depreciation. As we pointed out in our previous quarterly reviews, virtually all of our revenues and costs of revenues are priced in US dollars and we keep the vast majority of our cash in US dollars, in an effort to be immune from NT$/US$ fluctuation. We continue to seek a neutral position on a US dollar basis, regardless of the NT dollar movement, to minimize our foreign currency exchange risk.

In addition, I would like to talk about potential goodwill impairment, a non-cash charge, which is subject to the final result of our pending goodwill impairment test. As of the end of 2008, we had $26.8 million of goodwill on our book, a result from our acquisition of Wisepal in early 2007. According to Statement of Financial Accounting Standards No. 142, goodwill needs to be tested at least annually and on a reporting unit basis. Due to the decline in our stock price, we determined that an indicator of potential goodwill impairment was present at year-end. Accordingly, we are performing a goodwill impairment analysis which is expected to be completed by April. In the event that we determine the goodwill is impaired either in full or in part, a non-cash charge will reduce our reported GAAP net income, earnings per share and stockholders’ equity.

On January 23, we announced that we entered into a formal stipulation agreement to settle the shareholder class action lawsuit filed in July 2007 in the Central District of California, Los Angeles. In entering into the stipulation, we explicitly denied any liability or wrongdoing of any kind. Subject to final approval by the court, all claims against Himax and all other defendants will be dismissed. The amount of settlement is $1.2 million, which is paid by our insurance carrier.

We generated positive operating cash flows of $29.0 million in the fourth quarter, as compared to $34.2 million in the third quarter. We are confident that we will continue to generate positive operating cash flows in the current quarter.

Capital expenditure for the fourth quarter was $9.4 million, which includes $6.6 million for our newly-established color filter facility, as Jordan mentioned earlier.

With no debt, our balance sheet remains strong. Cash, cash equivalents, and marketable securities available for sale were $149.1 million as of the end of December, an increase of $17.0 million from a quarter ago.

We have been executing our share repurchase program announced in mid November 2008. Until February 17th, we had bought back around 4.2 million shares for a total of $6.3 million. The repurchased shares will be cancelled accordingly.

The first quarter 2009 guidance that Jordan provided earlier is based on 189 million diluted weighted average shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

[Jordan’s closing remarks]
Thank you everyone for taking time to join today’s call.  We look forward to talking to you again at our next earnings call in early May.